                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number  O-20652
                                                                  ------------

(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:     December 31, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


                       PART I -- REGISTRANT INFORMATION

AccuMed International, Inc.
------------------------------------------------------------------------------
Full Name of Registrant

Alamar, Biosciences, Inc.
------------------------------------------------------------------------------
Former Name if Applicable

900 N. Franklin St., Ste. 401
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Chicago, IL 60610
------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Joyce L. Wallach                              916            443-6800
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

------------------------------------------------------------------------------
                          AccuMed International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 28, 1997                By /s/ Leonard R. Prange
     ---------------------------         -------------------------------------
                                         Leonard R. Prange
                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------





                                               (Attach Extra Sheets If Needed)

                                                       EXHIBIT 1 TO FORM 12B-25

                                    PART III

        AccuMed International, Inc. (the "Company") is unable to file its Form 10-KSB within the prescribed time period primarily because management's time and efforts have been almost totally focused on the negotiation, preparation and closing of a major product line acquisition and a private placement of securities to finance such acquisition, both occurring in March 1997, and the subsequent integration of such product line into the Company's business. On March 3, 1997, the Company acquired from Difco Microbiology Systems, Inc., a Michigan corporation, certain assets and liabilities related to the ESP Culture System II product line (the "ESP Product Line") including certain agreements with customers, purchase orders, and patents, trademarks, trade secrets and other intellectual property relating to the ESP Product Line. In addition, on March 14, 1997, the Company consummated a private placement of 85 Units each consisting of $100,000 in principal amount of 12% Convertible Promissory Notes and Warrants to purchase 10,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). Since the acquisition and private placement management has been primarily focused on issues relating to the integration of the ESP Product Line with the Company's current products and marketing plan and other post-acquisition issues, the filing of the Current Report on Form 8-K due fifteen days after closing of the acquisition and in the preparation of the financial statements with respect to the acquisition required to be filed by amendment to Form 8-K.

        The reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. The subject annual report will be filed no later than the fifteenth calendar day following the prescribed due date.